[Letterhead of Bancolombia S.A.]
July 7th, 2011
VIA EDGAR
Ms. Suzanne Hayes
Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Bancolombia S.A. Registration Statement on Form F-4 Filed June 24, 2011 File No. 333-175141
Dear Ms. Hayes,
          We are in receipt of your letter dated June 30, 2011 and thank you for your comments concerning the above-captioned filing of Bancolombia S.A. ( the “Bank”). We are pleased to respond to the Staff’s comments contained in your comment letter of June 30, 2011 (the “Comment Letter”).
          The Bank acknowledges that the adequacy and accuracy of the disclosure in the Bank’s filings is the responsibility of the Bank, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and that Staff comments may not be asserted by the Bank as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
          To facilitate your review, we have repeated your questions below in bold face type, followed by the responses of the Bank in regular type. The numbers correspond to the numbers in the Comment Letter.

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Form F-4
1.	Please confirm that you will provide a minimum offering period of 20 business days from the date of commencement.
Bancolombia Response
          The Bank confirms that the exchange offer will be open at least through midnight of the twentieth business day following commencement of that exchange offer. The Bank further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424(b) under the Securities Act of 1933.
2.	Please file revised correspondence which includes the representations contained in the Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters.
Bancolombia Response
          The Bank will file a supplemental letter, dated today, including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
          Please direct any questions or comments regarding the above referenced file to the undersigned at +57 (1) 353-6885 or Robert S. Risoleo at (202) 956-7500.

Very truly yours,
/s/ Mauricio Rosillo
Mauricio Rosillo General Secretary Bancolombia S.A.

cc:	Robert S. Risoleo, Esq. (Sullivan & Cromwell LLP)

[Letterhead of Bancolombia]
July 7th, 2011
VIA EDGAR
Ms. Suzanne Hayes
Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Bancolombia S.A. Registration Statement on Form F-4 Filed June 24, 2011 File No. 333-175141
Dear Ms. Hayes:
          As stated in our letter dated June 24, 2011, Bancolombia S.A. (the “Bank”) is registering the exchange offer on the above-referenced Registration Statement on Form F-4 in reliance on the positions of the staff of the Division of Corporation Finance (the “Staff”) set forth in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (avail. July 2, 1993) (collectively the “Letters”). In the exchange offer, the holders of the 4.250% Senior Notes due 2016 and 5.950% Senior Notes due 2021 sold in private offerings completed on January 12, 2011 and June 3, 2011, respectively, will exchange such securities for substantially identical securities (the “Exchange Securities”) pursuant to a registered exchange offer. In addition, as requested in your letter to the Bank of June 30, 2011 (comment no. 2),we represent with respect to the exchange offer that:
          1. The Bank will not enter into any arrangement or understanding with any person to distribute the Exchange Securities and to the best of the Bank’s information and belief, each person expected to participate in the exchange offer will be acquiring the securities in its ordinary course of business and will have no arrangement or

Securities Exchange Commission	-2-
understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Bank will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in the Letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Bank acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
          2. A broker-dealer may participate in the exchange offer with respect to securities that are currently outstanding (“Initial Securities”) acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Securities received in exchange for such Initial Securities, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, and the prospectus for the exchange offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer); and (ii) the broker-dealer has not entered into any arrangement or understanding with the Bank or an affiliate of the Bank to distribute the Exchange Securities.
          3. The Bank (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities: an acknowledgement that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities Exchange Commission	-3-
          Please direct any questions or comments regarding the above referenced file to the undersigned at +57 (1) 353-6885 or Robert S. Risoleo at (202) 956-7500.

Very truly yours,
/s/ Mauricio Rosillo
Mauricio Rosillo General Secretary Bancolombia S.A.

cc:	Robert S. Risoleo, Esq. (Sullivan & Cromwell LLP)